

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via Facismalie</u>
Mr. You-Bin Leng
Chief Executive Officer
Feihe International, Inc.
Star City International Bldg.
10 Jiuxianqiao Rd., C-16th FL
Chaoyang District, Beijing, 100016
China

>   **Re: Feihe International, Inc.**
>
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 16, 2010**
>
>   **Form 10-K/A for Fiscal Year Ended December 31, 2009**
>   **Filed April 30, 2010**
>
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Filed November 9, 2010**
>
>   **Response Letter Dated January 3, 2011**
>
>   **Response Letter Dated March 21, 2011**
>
>   **File No. 001-32473**

Dear Mr. Leng:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>   /s/ H. Roger Schwall
>
>   H. Roger Schwall
>   Assistant Director